Submission of Matters to a Vote of Shareholders

The Annual Meeting of Shareholders of the Fund was held on April 19, 2004. At the Annual Meeting, the
Fund's Board of Trustees, consisting of James A. Bowen,
Niel B. Nielson, Thomas R. Kadlec, Richard E.
Erickson and David M. Oster, was elected to serve an additional one year term. The number of votes cast for each Trustee was 14,150,919, the number of votes withheld for each Trustee was 59,463 and the number of abstentions was 3,279,618.